51-102F3
 MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
Qwick Media Inc. (the “Company”)
104 – 8331 Eastlake Drive
 Burnaby, BC  V5A 4W2
Item 2   Date of Material Change
August 21, 2018
Item 3   News Release
The news release was disseminated on August 21, 2018 through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company announced that it has entered into a Memorandum of Understanding for a strategic partnership with Main Street Media Company Ltd. (“Main Street”) (the “Strategic Partnership”), pursuant to which the Company will purchase all of the issued and outstanding securities of Main Street (the “Transaction”). Under this Strategic Partnership, Qwick and Main Street will immediately begin offering products to customers while proceeding through the formal process of the Transaction.
Qwick and Main Street, as strategic partners, will provide out-of-home manufacturing, software and connectivity solutions as well as media sales advisory and representation to its clients. Already a key supplier to its clients, with this new end-to-end suite of products and services, the Strategic Partnership will be well positioned to support its clients in emerging smart city initiatives and create a stream of revenues between new and existing projects, as well as advertising and other recurring revenues.
About Main Street
Main Street, a media consultancy group that provides strategy to a wide variety of entities within the media & entertainment space, operates two subsidiaries; LMG MGMT Limited (“LMG”) and West Coast Sign Services Ltd. (“WCSS”).
LMG is a full-service supplier of products for the transit industry.  LMG provides fully integrated services including the design, manufacture and installation of interior and exterior signage, street furniture, covered walkways, advertising displays, billboards and covered transit shelters throughout North America. They also coordinate and implement national image re-branding and local brand name recognition campaigns.
WCSS provides project construction and maintenance services to the transit industry with a specialty in aerial installations. These services include civil and electrical construction such that WCSS provides a turnkey solution from initial site survey through to final inspection.

Item 5   Full Description of Material Change
5.1          Full Description of Material Change
The material change is fully described in Item 4 above and in the attached News Release.
5.2           Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Ross Tocher
CEO
Phone: 604.818.4909
Item 9   Date of Report
August 21, 2018

QWICK MEDIA INC.
CSE (CNSX): SNP
 OTC: QWICKF
NEWS RELEASE
QWICK MEDIA ANNOUNCES STRATEGIC PARTNERSHIP WITH MAIN STREET MEDIA
Vancouver, BC, August 21, 2018 – On July 3, 2018 Qwick Media Inc. (CSE/CSNX: QMI; OTC: QWICKF) (the “Company” or “Qwick”) announced had signed a non-binding letter of intent (the “Letter of Intent”) dated July 1, 2018 with Main Street Media Company Ltd. (“Main Street”) pursuant to which the Company proposes to purchase all of the issued and outstanding securities of Main Street (the “Transaction”).  Further to that announcement, Qwick is pleased to announce that it has now entered into a Memorandum of Understanding for a strategic partnership with Main Street (the “Strategic Partnership”). Under this Strategic Partnership, Qwick and Main Street will immediately begin offering products to customers while proceeding through the formal process of the Transaction.
Qwick and Main Street, as strategic partners, will provide out-of-home manufacturing, software and connectivity solutions as well as media sales advisory and representation to its clients. Already a key supplier to its clients, with this new end-to-end suite of products and services, the Strategic Partnership will be well positioned to support its clients in emerging smart city initiatives and create a stream of revenues between new and existing projects, as well as advertising and other recurring revenues.
“Since we have been working on the merger with Main Street, we have both recognized that the synergies between our businesses allow us to deliver an enhanced product offering that we can immediately bring to our customers” said Ross Tocher, CEO of Qwick.
Darren Penner, President and CEO of LMG and WCSS, remarked, “We are excited to integrate the technology that Qwick has developed with our growing turnkey business and sales platform to expand our products, including smart city initiatives.”
About Qwick Media:
Qwick is engaged in the business of developing interactive proprietary software for digital media applications and integrating it with hardware. Qwick integrates its proprietary touchscreen software products as user interfaces and customer management systems (“CMS”) with flat LCD/LED screens, computer hardware and related peripherals and enclosures and generates recurring fees under end user licenses.  Additionally, Qwick’s CMS technology is utilized for the creation of interactive networks, in self-service kiosks and transit, mall and window displays. Further information is available at http://www.qwickmedia.com
About Main Street
Main Street, a media consultancy group that provides strategy to a wide variety of entities within the media & entertainment space, operates two subsidiaries; LMG MGMT Limited (“LMG”) and West Coast Sign Services Ltd. (“WCSS”).
LMG is a full-service supplier of products for the transit industry.  LMG provides fully integrated services including the design, manufacture and installation of interior and exterior signage, street furniture, covered walkways, advertising displays, billboards and covered transit shelters throughout North America. They also coordinate and implement national image re-branding and local brand name recognition campaigns.

WCSS provides project construction and maintenance services to the transit industry with a specialty in aerial installations. These services include civil and electrical construction such that WCSS provides a turnkey solution from initial site survey through to final inspection.
Further information is available on their websites at www.lucidmanagementgroup.com and www.westcoastsignservice.com.
Completion of the Transaction is subject to a number of conditions, including CSE acceptance. There can be no assurance that the Transaction will be completed as proposed or at all. Investors are cautioned that any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Qwick should be considered highly speculative.
The CSE has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.
QWICK MEDIA INC.
For further information, please contact:
Ross Tocher
 CEO
604-818-4909
Forward-Looking Statements
This news release contains forward-looking statements. All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements in this news release include statements regarding: the parties will enter into a definitive agreement regarding the Transaction; there may be revenue generated from the Strategic Partnership; and new products will result from the Strategic Partnership.  The forward-looking statements reflect management’s current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements.
Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Factors that could cause actual results or events to differ materially from current expectations including general market conditions and volatility of commodity prices; and other factors beyond the control of the parties. Qwick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.